EXHIBIT 10.8




July 7, 2006

Mr. Ryan Vice



Dear Ryan,

The following is a summary of the terms of employment that we have discussed with you. You will become the CFO of American TonerServ Corp ("ATS"). Your compensation package provides for base compensation of $90,000 per year multiplied by the portion of time you devote to our business. It is anticipated that you will spend approximately 10 to 20 hours per week at ATS beginning in July and ramp up to full time depending on ATS needs and resources. Your compensation will begin when ATS receives funding of at least $750,000 or earlier upon the Board's discretion. Your salary will be reviewed annually thereafter.

Upon becoming a full time employee, you will receive an opportunity to achieve cash bonus equal to 25% of your base salary and a $350.00 monthly auto allowance. The bonus will be based upon criteria set by the Board of Director's compensation committee.

You will be offered the opportunity to purchase 100,000 pre-split shares of ATS common stock at $0.15 per share. These shares may be purchased in cash or offset by your compensation for your hours worked at ATS. These shares may be repurchased by ATS at $0.15 per share if you are employed at ATS for less than two years.

Additionally, you will be granted 300,000 stock options after the completion
of planned 10 for 1 stock split and an increase in the option plan.   These
options will vest over four years. However, 10% of the options granted will vest at the closing of a $5.0 million PIPE offering. These options will be exercisable at a price to be determined at the time of grant.

We look forward to a long and mutually rewarding relationship.

Sincerely,


Daniel J. Brinker
President & CEO
American TonerServ Corp.


Agreed to: /s/ Daniel Brinker
           Dan Brinker, President & CEO

Agreed to: /s/ Ryan Vice
           Ryan Vice